Exhibit 3.03

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:49 PM 12/05/2012
FILED 05:34 PM 12/05/2012
SRV 121300351 - 5253240 FILE

CERTIFICATE OF FORMATION

OF

ALLIED HOME WARRANTY GP LLC

1.             Name: The name of the limited liability company is Allied Home Warranty GP LLC.

2.             Registered Office: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3.             Organizer: The name and address of the sole organizer of the limited liability company is Chrisoula Manoussakis, NRG Energy, Inc., 211 Carnegie Center Princeton, NJ 08540.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Allied Home Warranty GP LLC this 5th day of December, 2012.

/s/ Chrisoula Manoussakis
Chrisoula Manoussakis
Authorized Person